

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 14, 2008

J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

      Re: **DigitalGlobe, Inc.**
               Form S-1
               Filed April 14, 2008
               File No. 333-150235

Dear Ms. Alfers:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering, and selling shareholder information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been

cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any additional requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

4.   If you intend to insert graphics into your prospectus, please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Prospectus Summary, page 1

5.   We encourage you to reduce the length of your summary disclosure. For example, consider reducing the discussions of your market opportunity, competitive strengths and strategy, which you have largely repeated verbatim from the Business section.

6.   Please balance your summary by briefly discussing the most material challenges and risks facing your company. For example, consider highlighting your reliance on your relationship with the U.S. government for the majority of your revenues, challenges associated with your planned mid-2009 satellite launch and competitive pressures.

7.   We note your statement that you are "a leading global provider of commercial high resolution earth imagery solutions." Disclose the basis for your statement and the measure you are using.

8.   Where you disclose your revenue growth rate and 2007 revenue and net income before income tax, please also disclose your accumulated deficit.

9.   We note your references to the following customers in your summary: the U.S. government (NGA); Google; Microsoft; Garmin; and Navteq. When you name specific customers, you should also provide disclosure addressing their

significance to you. Indicate here and in the Business section of your prospectus the percentage of your revenues each of the identified customers represent.

10.   We note your use throughout the prospectus of the marketing term "solutions" to describe your business. It is not clear what you mean when you state that you provide "solutions." Instead, please revise to discuss your business operations using concrete terms such as "services" or "products" so that it is clear what services or products you provide.

Summary Consolidated Financial Data, page 6

Other Data, page 7

11.   Refer to your disclosures regarding management's use of your measure labeled as Adjusted EBITDA as a key measure to evaluate profitability and operating performance as well as economic returns. Disclose in more detail why you believe your measure labeled as Adjusted EBITDA is a useful indicator of operating performance. Specifically, since capital items are necessary to enable you to generate revenues, and since you operate in a capital-intensive business, it is unclear how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Additionally, it is unclear how a metric is a useful measure of operating performance when it omits the following recurring items or items that can be expected to recur:

- "Other income (expense), net"
- "Loss on disposal of assets"
- "Restructuring"
- "Loss on early extinguishment of debt"
- "Non-cash stock compensation expense"

Avoid a mere conclusion that the measure is "particularly important in a capital intensive-industry such as (y)ours." Rather, explain in clear language what the particularly important information is and how it is used. Also, clearly explain the items excluded from your non-GAAP performance measure, and discuss why management believes it is relevant and useful to exclude those items.

Risk Factors, page 9

12.   Several of your risk factor captions merely state a fact, highlight an uncertainty or allude to the risk. See, for example, "We may encounter program delays in connection with the construction, launch and operational commissioning of WorldView-2" on page 12. Please ensure that each risk factor caption reflects the risk that results from the fact or uncertainty.

Failure to obtain or maintain regulatory approvals . . ., page 10

13.   So that investors may assess the likelihood and severity of the risks your identify
        here, please expand your disclosure here or in the Regulation section on pages 54
        to 55 to discuss how the regulations you describe have materially affected your
        business to date or are reasonably likely to materially affect or limit your business
        development and initiatives, such as the DAP program, in the future.

Our amended and restated certificate of incorporation contains provisions that permit
redemption of our stock . . ., page 20

14.   Expand your disclosure in the Regulation section on pages 54 to 55 to provide
        additional insight into the prescribed stockholder qualifications on your
        governmental licenses and registrations that could lead to a redemption.

Use of Proceeds, page 22

15.   Please disclose the estimated costs necessary to complete the construction and
        launch of WorldView-2 and the amount of proceeds to be used for this purpose.
        Also discuss the nature of the other capital expenditures and quantify any
        commitments for such other capital expenditures. Alternatively, provide a cross-
        reference to the applicable disclosure in your MD&A.

16.   Disclose the total amount of proceeds to be used to pay off the $40.0 million
        principal amount of outstanding notes together with accumulated interest and any
        other payoff fees or penalties.

Capitalization, page 24

17.   Please clarify, if true, that the as adjusted basis also gives effect to the reverse
        stock split mentioned on page five.

Dilution, page 25

18.   Please quantify the further dilution to new investors that will occur upon exercise
        of your outstanding stock options.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 29

Overview, page 30

19.   Provide enhanced disclosure about the level and nature of your service
        commitments to the NGA under the NextView contract. Discuss the relationship
        between your ability to fulfill such commitments and your recognition (with
        respect to the deferred revenues already received) or receipt (with respect to the
        monthly payments through July 2009) of revenues. Also assess the extent to
        which these obligations might prevent, or have prevented, capacity from being
        available for sale to other defense and intelligence or commercial customers or
        otherwise impact your revenues and expenses or planned business initiatives. To
        the extent material, consider adding risk factor disclosure about such
        commitments.

Revenue, page 30

20.   We note that defense and intelligence revenue (and more specifically, revenue
        from the NGA) has been growing as a percentage of your total revenues over the
        last three years while commercial revenue has been correspondingly decreasing.
        Please provide an assessment of this trend and any material factors contributing to
        it. Discuss whether, in the view of management, this trend is expected to continue
        into 2008 and beyond. Identify and evaluate known factors that may materially
        alter this trend, such as your DAP initiatives if applicable.

Expenses, page 31

21.   Provide us with more details of the nature of the third-party service provider
        payments. Tell us why you classify such amounts in selling, general and
        administrative expenses rather than cost of revenue.

22.   Please provide enhanced disclosure, including quantitative disclosure to the extent
        practicable, about the expected substantial increase in depreciation and
        amortization expenses in 2008 due to the full-year operation of WorldView-1.

23.   We note your risk factors on pages 15 and 18 regarding efforts to remedy material
        weaknesses and the increased resources necessary to satisfy your obligations as a
        public company. Disclose how these factors could impact your expenses and
        results of operations in the future.

Results of Operations, page 32

24.   Throughout your results of operations disclosure, please provide additional quantitative detail regarding the factors causing changes in line items from year to year. For example, quantify the impacts of your GlobeXplorer acquisition and sales to certain customers or categories of customers as applicable.

25.   Please revise to provide a discussion of your "segment results of operations" for each segment. In this regard, we note that this is your measure of profit or loss for each reportable segment per page F-16.

Liquidity and Capital Resources, page 36

26.   We note on page 36 your belief that following this offering you will have adequate resources to finance your ongoing operations and development activities through the expected WorldView-2 launch in mid-2009. Please provide an assessment of the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. In discussing long-term liquidity position, please address how the substantial WorldView-2 costs could deplete your available cash, the proceeds of this offering and cash from operations.

27.   We note your disclosure on page 37 regarding your use of proceeds for the construction of "related ground systems support software and hardware." Please clarify whether costs for such construction are included in your estimates on page 36 of the costs to construct, insure and launch WorldView-2. If not, expand your disclosure of these additional construction costs including quantitative disclosure to the extent practicable.

Senior Credit Facility, page 37

28.   Please disclose whether you are compliant with your debt covenants.

29.   We note that your senior credit facility contains a number of significant restrictions and covenants. Please disclose the impact that such restrictions have had on the ability of your parent company to meet its cash obligations. Refer to Instruction 6 to paragraph Item 303(a) of Regulation S-K.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments, page 38

30.   Please include in your table of contractual obligation the interest payments on your senior credit facility.

31.   With respect to the construction contracts for the remaining estimated costs to construct, launch and insure WorldView-2, please describe contractual provisions that could result in an increase to such costs, if applicable. Provide enough information so that investors can understand any potential material variability in timing or amount of these obligations. Refer to Regulation S-K Item 303(a)(5). Additionally, since these contracts cover only a portion of the estimated costs to construct, insure and launch WorldView-2 as disclosed on page 36, please explain in the liquidity and capital resources discussion the nature of the additional costs and any material risks that they may exceed estimated amounts or the senior credit facility covenant limits mentioned on page 37.

Critical Accounting Policies

Revenue Recognition, page 40

32.   As disclosed under the NextView Agreement, you are required to provide NGA $531 million of imagery solutions from your WorldView-1 satellite. We note NGA paid you $266 million to partially offset the cost of the construction and launch of the WorldView-1 satellite. Per your disclosure on page F-7, NGA certified that the WorldView-1 satellite had satisfied the performance metrics under the terms of the NextView Agreement and declared the WorldView-1 satellite to have achieved full operational capability. Please tell us and disclose the contract type, terms, and period of performance of the NextView Agreement. Citing your basis in the accounting literature, please tell us:

- whether the cost of constructing and launching the WorldView-1 satellite was contractually required and reimbursable under the NextView Agreement and whether it was included in the total contract value as a separate contract line item.
- why it would be appropriate to recognize revenues over the estimated customer relationship period of 10.5 years, when the contract's remaining period of performance, inclusive of the extension period, is expected to end on July 2009 per your disclosure herein.
- whether the full operational capability designation of the WorldView-1 satellite was defined as a milestone under the NextView Agreement for which you would have earned approximately $266 million.
- what your liability to NGA, if any, would be after July 2009, or upon termination of the contract, assuming you have met all service conditions under the contract.
- how the amendment to the NextView agreement in January 2008 from image-based ordering to a service level agreement effectively increased

> the minimum amount to be received under the NextView agreement by
> $46 million.
> - why you recognize revenues ratably for the remaining $238.0 million
>   under the NextView agreement over the period from January 2008 to July
>   2009. In this regard, we note on page F-35 that under the service level
>   agreement you are required to meet certain service metrics related to the
>   operational performance of the WorldView-1 satellite and related ground
>   systems. Tell us if and how the service metrics as of each reporting period
>   are measurable.
> - whether renewal of the agreement beyond July 2009 is reasonably assured.

33.   Please revise any reference herein to "minimum amounts" that you agreed to
        provide or will receive under the NextView Agreement. Please clarify, if true,
        that NGA's and your continuing obligations under the contract are contingent
        upon the availability of appropriated funds from which payment for contract
        purposes can be made.

Accounting for Stock Options, page 40

34.   For stock options issued during the year ended December 31, 2007, please tell us
        the date of each option grant, the number of options granted, the grant/exercise
        price and estimated fair values assigned to each option grant. Tell us the
        estimated fair value of your underlying common stock for each grant date
        including how the fair value of your common stock was determined. Provide this
        information in chronological order with respect to the date of each stock option
        grant. Provide this information in a similar format for any subsequent issuances
        (in 2008). Also provide us with your initial public offering price range. In your
        response, please also address the following:

        - Identify and quantify each factor that contributed to the fair value of the
          underlying common stock at each grant date.
        - The reasons for any variance between your stock valuation and the
          expected initial public offering price.

35.   Please provide all the applicable disclosures under paragraphs 179-182 of the
        AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-
        Company Equity Securities Issued as Compensation."

Business, page 45

36.   Please disclose your backlog (funded and unfunded) as of the most recent date.
        Refer to Item 101(c)(1)(viii) of Regulation S-K.

Market Opportunity, page 45

37.   Please provide us marked copies of the BCC research cited on pages 45 and 46, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party.

38.   In much of your disclosure on page 46, you refer to market trends. For example, you note the "U.S government is increasingly relying on commercial remote sensing space capabilities," commercial and civil governments "continue to expand their use of satellite imagery," commercial enterprises are "increasingly using location-based information," and rapidly developing countries are "increasingly relying on imagery." These are merely examples. Please explain to us the basis for these statements and provide us with available support for these market trends. As appropriate, characterize these statements as the company's belief.

Competitive Strengths, page 47

39.   We note that you collect four times the number of square kilometers of high resolution imagery per day as your closest competitor. If to your knowledge this fact is expected to be materially altered by the summer 2008 GeoEye launch, please appropriately qualify your statement.

40.   We note your belief that your ImageLibrary houses "the largest, most up-to-date and comprehensive archive of high resolution earth imagery commercially available." To the extent practicable, please provide more information about your competitors' comparable offerings so that potential investors can assess your market share in this area.

Facilities, page 56

41.   Please provide the disclosure required by Regulation S-K Item 102 regarding your ground station facilities in Norway and Alaska. Alternatively, advise us why such disclosure is not required.

Management, page 57

42.   When you have determined who will be appointed as additional directors, please include the information required by Regulation S-K Item 401(a) for such persons. Additionally, refer to Rule 438 of Regulation C and file consents of all such persons who do not sign the registration statement.

Compensation Discussion and Analysis, page 62

Use of Compensation Consultant, page 62

43. Please clarify how "research from annual proxy statements of companies considered to be our peers" was used in addition to the peer group analysis. If these companies were different than the identified members of the peer group, identify them if they were used to benchmark any component of compensation.

44. We note your reference to the tier structure. Based on your description, it appears that Mr. Spruill and Mr. Smith would be Tier III and Mr. Scott and Mr. Tremblay would be Tier II. Despite this, all four of these named executive officers received the same base salary and non-equity incentive plan compensation in 2007. Please further explain how the tier structure affects executive officer compensation.

45. We note that the compensation report found that base salaries and annual bonus targets were "largely in line with the market, although there were certain exceptions." Explain what "in line with the market" means by reference to percentiles. Also identify any material exceptions with respect to your named executive officers.

Success Sharing Plan, page 64

46. As currently drafted, your disclosure in this section is difficult to understand. For example, you use the term "targeted operating earnings" to describe targets as well as actual results. We encourage you to revise this section so that potential investors can better assess how the 2007 Success Sharing Plan operated and resulted in compensation earned in 2007 for each named executive officer.

47. Please disclose the grant date and number of options awarded to each named executive officer for performance in 2007 under the 2007 Success Sharing Plan. See Instruction 2 to Item 402(b).

Equity Incentives, page 65

48. Please describe how the 2006 Management Bonus Plan and performance against targets resulted in the stock option grants made during 2007 to named executive officers. Ensure that you provide enough information to explain why different named executive officers received different amounts. See Instruction 2 to Item 402(b).

Grants of Plan-Based Awards in Year 2007, page 67

49.   Please add additional lines to your table to clarify that the grant dates are related to the option award information, not the non-equity incentive plan award information. Refer to Instruction 1 to Regulation S-K Item 402(d).

Outstanding Equity Awards at Year-End 2007, page 68

50.   Although the footnotes to the table set forth the vesting schedules of the stock option awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of stock option awards held at fiscal year end.

Potential Payments Upon Termination or Change in Control, page 70

51.   Please summarize the definitions of "change in control" under the Ms. Smith's employment, the executives' severance agreements and the Sale Bonus Plan.

Certain Relationships and Related Party Transactions, page 73

52.   Please expand your description of the stockholders' agreement to identify the related persons who are parties thereto and to describe the material terms of the agreement. Clarify what provisions of the agreement will continue to be effective following the offering. For example, clarify whether parties to that agreement will still have rights to appoint directors.

53.   With respect to the Ball Corporation and Hitachi transactions, please disclose the approximate dollar amounts involved in the transactions including amounts committed to be paid or received by you in the future. Disclose other material terms of the contracts, such as the durations of the contracts, so that investors can further understand the extent of the relationships.

54.   Please expand your disclosure regarding Morgan Stanley to mention its role in and expected compensation from this offering.

55.   Please provide the information required by Regulation S-K Item 404(b) regarding review, approval and ratification of transactions with related persons.

Principal and Selling Stockholders, page 75

56.   When you have determined who the selling stockholders will be, please tell us whether any selling stockholder is a broker-dealer or affiliated with a broker-dealer. If any such selling stockholder is a broker-dealer, you must identify such

person as an underwriter. If any such selling stockholder is an affiliate of a broker-dealer, please revise your prospectus to state, if true, that:

- that such seller purchased in the ordinary course of business; and
- at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Description of Capital Stock, page 77

57.   The numbers of outstanding common shares and stock options on the top of page 77 are inconsistent with your disclosure on page five and elsewhere. Please revise as appropriate. Additionally, when disclosing your outstanding options please include the options granted after December 31, 2007. We also note that you have not disclosed the options granted after December 31, 2007 in other places of your registration statement, such as the Shares Eligible for Future Sale section of the prospectus and Item 15 of Part II regarding recent sales of unregistered securities. Please revise as appropriate.

Shares Eligible for Future Sale, page 82

58.   If material, include disclosure of the total number of shares that will be subject to registration rights following the offering.

Underwriters, page 86

59.   Please provide in this section the underwriters' compensation information required by Regulation S-K Item 508(e).

60.   Please provide the information required by Regulation S-K Item 508(f) regarding Morgan Stanley's board representation. In addition, disclose the repayment of $20.0 million of senior subordinated notes held by an affiliate of Morgan Stanley with the proceeds of the offering.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-4

61.   Tell us the nature of the significant increase in accounts receivable, net when compared with the preceding year. If receivables include amounts due under long-term contracts, please disclose the information required by Rule 5-02(3)(c) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-5

62.   We note your presentation of deferred contract costs and deferred contract costs related party within operating activities. Tell us why you believe such classification in operating rather than investing activities is appropriate. Refer to paragraph 24 of SFAS 95 in your response. Similarly address the deferred lease incentive and aerial image library.

Note 2: Summary of Significant Accounting Policies

Aerial Image Library, page F-8

63.   Tell us why your aerial image library is classified as a current asset considering it is being amortized over a two-year period. Is the long-term portion included within "other assets, net" on the consolidated balance sheets?

Property and Equipment, page F-8

64.   We note that you capitalize internal direct labor costs incurred in the construction and development as well as depreciation costs related to assets which support the construction and development of the satellite and related ground systems. Provide us with more details of the nature of the costs that you are capitalizing and tell us why you believe it is appropriate to capitalize such costs.

Deferred Contract Costs, page F-9

65.   We note that certain direct and incremental costs incurred in the construction and development of the WorldView-1 satellite appeared to be required and reimbursable under the NextView Agreement. Please:

*   Tell us in detail of the nature of the costs.
*   Tell us why you believe it was appropriate to capitalize the deferred costs considering you received reimbursement for such costs.
*   Further, tell us why you believe it is appropriate to amortize such costs over the estimated customer relationship.
*   Finally, tell us how these costs differ from those included in your satellite costs within property and equipment.

        Please refer to your basis in the accounting literature.

66.   Tell us if you accorded the same accounting treatment to costs incurred in excess of NGA's reimbursements, if any.

67.   For any arrangements that contain provisions that you will be reimbursed for any costs incurred under such arrangements, tell us in detail about these reimbursement provisions. Further, tell us how you are accounting for them and refer to your basis in the accounting literature.

Revenue Recognition, page F-10

68.   We note that for your multiple deliverable arrangements you allocate revenue to the various deliverables based on their relative fair values. Tell us how you meet all of the criteria in paragraph 9 of EITF 00-21 for each of these units.

69.   We note that you may recognize revenues from subscriptions based on actual product usage. Please provide us with more details of the terms of the arrangement including how you measure usage and how you recognize the revenue.

Deferred Revenue, page F-11

70.   We note your statement that under your Direct Access Program, customers are allowed to control the WorldView-1 satellite. Provide us with more details of these arrangements. Tell us how you considered EITF 01-8, specifically paragraph 12.

71.   Regarding your distribution agreement with Hitachi and your Direct Access Facility sales, please revise to disclose the expected estimated customer relationship periods and tell us in detail how those periods were determined.

Satellite Insurance, page F-11

72.   We note that you capitalized a portion of the WorldView-1 insurance premiums corresponding to the period prior to the satellite reaching full operational capability. Please confirm that no portion of your satellite was operational or generating revenues during the period prior to reaching full operational capability and that you only capitalized insurance costs related to the in-orbit testing period. Please revise your disclosures accordingly.

Note 3: Information on Industry Segments and Major Customers, page F-15

73.   We note your statement that there are no significant identifiable assets specifically dedicated to either segment. Please tell us your basis for not allocating goodwill to either reportable segment. Refer to paragraph 45 of SFAS 142.

Note 4: Adoption of SAB 108, page F-17

74.   Please revise to provide the disclosures required by paragraph 26 of SFAS 154.

Note 5: Property and Equipment, page F-18

75.   We note that you extended the estimated operational life of QuickBird which lowered depreciation. Please revise to provide the disclosures required by paragraph 22 of SFAS 154.

Note 7: Debt, page F-21

76.   We note that there are certain restrictions and covenants under your senior credit facility that restrict the ability of your subsidiaries to pay dividends or to make other payments to you. Please provide Schedule I-Condensed financial information of registrant as required by Rule 5-04 of Regulation S-X.

Note 20: Subsequent Events, page F-34

77.   Disclose the fixed monthly fee that NGA will be charged under the service level agreement.

78.   We note under the new service level agreement that you are required to make a substantial portion of the image tasking capacity of the WorldView-1 satellite available to NGA. Tell us how you considered EITF 01-8 regarding this modified arrangement.

Alternate Pages for Agency Prospectus

79.   In the Plan of Distribution section of the agency prospectus, please disclose (or cross-reference disclosure of) Morgan's Stanley's relationship with you, by security holdings and otherwise, including any arrangements with respect to the use of this agency prospectus.

Part II

Item 16. Exhibits and Financial Statements

80.   Please file as exhibits the agreements and/or instruments related to the $40 million of senior subordinated notes and the February 2008 issuance thereof. Refer to Regulation S-K Item 601(b)(10)(ii)(A).

81.   We will provide any comments on your application for confidential treatment for portions of your exhibits by separate letter. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Kyle Moffatt
Accountant Branch Chief

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-4112